Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods ended, Protective Life Insurance Company’s (the “Company”) ratios of:

·                  Consolidated earnings to fixed charges.
·                  Consolidated earnings to fixed charges before interest credited on investment products.

	Successor Company			Predecessor Company
	For The Six	February 1, 2015	February 1, 2015	January 1, 2015
	Months Ended	to	to	to	For The Year Ended December 31,
	June 30, 2016	June 30, 2015(3)	December 31, 2015	January 31, 2015	2014	2013	2012
Ratio of Consolidated Earnings to Fixed Charges(1)	1.7	1.0	1.3	2.5	1.8	1.4	1.4
Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products(2)	4.9	0.8	3.3	13.9	7.0	4.7	5.8

(1)The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP). The formula for this ratio is: (BT+I+IP)(I+IP). The Company continues to sell investment products that credit interest to the contract holder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increase in earnings.
(2)The Company calculates the ratio of “Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation, therefore, would be: (BT+I)/I.
(3)For the period of February 1, 2015 to June 30, 2015 (Successor Company), additional income required to achieve a 1:1 ratio coverage was $11.0 million.

Computation of Consolidated Earnings Ratios

	Successor Company			Predecessor Company
	For The Six	February 1, 2015	February 1, 2015	January 1, 2015
	Months Ended	to	to	to	For The Year Ended December 31,
	June 30, 2016	June 30, 2015(1)	December 31, 2015	January 31, 2015	2014	2013	2012
	(Dollars In Thousands, Except Ratio Data)			(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$331,410	$(11,031)	$254,188	$132,847	$738,789	$422,499	$459,579
Add Interest Expense	85,624	49,179	109,780	10,265	122,152	115,113	95,759
Add Interest Credited on Investment Products	365,702	422,093	682,836	79,088	824,418	875,180	962,678
Earnings before Interest, Interest Credited on Investment Products and Taxes	$782,736	$460,241	$1,046,804	$222,200	$1,685,359	$1,412,792	$1,518,016
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.7	1.0	1.3	2.5	1.8	1.4	1.4
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$331,410	$(11,031)	$254,188	$132,847	$738,789	$422,499	$459,579
Add Interest Expense	85,624	49,179	109,780	10,265	122,152	115,113	95,759
Earnings before Interest and Taxes	$417,034	$38,148	$363,968	$143,112	$860,941	$537,612	$555,338
Earnings before Interest and Taxes Divided by Interest Expense	4.9	0.8	3.3	13.9	7.0	4.7	5.8

(1)For the period of February 1, 2015 to June 30, 2015 (Successor Company), additional income required to achieve a 1:1 ratio coverage was $11.0 million.